Exhibit 17.1

Dear Electromed Board of Directors,

This past weekend I attended the funeral of a friend who died of pneumonia after a lengthy hospitalization. Prior to his death I had spoken with several of his doctors, regarding his plan of care and the possibility of using [the Electromed SmartVest®] in his care. They would not prescribe [the Electromed SmartVest®] because they were not aware of the technology. It is my belief that my friend’s death was preventable and that I by omission had played a role in it.

In the summer of 2008, I had arranged to introduce the [Electromed SmartVest®] and HFCWO technology to the appropriate doctors at the Mayo Clinic. This plan would have cost Electromed NOTHING, placing only my reputation at risk. This plan was first approved then inexplicably blocked by Electromed management.

Over the past two years, I have requested a closer look at the balance sheet. Specifically, I have been concerned about learning the breakdown of the totality of the company’s actual marketing costs.  I believe that his amount may run into seven figures. The amount would not be revealed by the CEO. I sent him a private letter asking that the revelation and breakdown of these costs take place. He promised to do so on two separate occasions. However, he did not keep his promise. I am still unable to obtain this information, despite the fact that Electromed is a public company.

I have a personal mission to see that the HFCWO ([Electromed SmartVest®]) technology reaches the broader medical community in order that medical practices be transformed and it’s use becomes a “standard of care”, therefore saving countless lives. However, it is quite apparent that I cannot accomplish this goal as long as I am serving on the Electromed Board or having any involvement with this company.

This letter serves as my notice that I am resigning from the Electromed Board and will cease any association with Electromed, effective immediately.

Thank you,

Noel Collis